UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 1, 2009
Commission file number 001-15254
ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)
(403) 231-3900

(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

The following documents are being submitted herewith:
•	Press Release dated April 1, 2009.

•	Press Release dated April 2, 2009.

•	Press Release dated April 3, 2009.

•	Press Release dated April 13, 2009.

•	Press Release dated April 15, 2009.

•	Press Release dated April 15, 2009.

•	Press Release dated April 29, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 1, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Announces Plans to Hold Open Season for Proposed LaCrosse Pipeline
HOUSTON and CALGARY, Alberta (April 1, 2009) — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced it will conduct a non-binding Open Season beginning April 13, 2009, for an interstate pipeline to transport natural gas from Carthage, Texas, to Washington Parrish in Southeastern Louisiana.
The proposed LaCrosse Pipeline, which would run from Enbridge’s Carthage Hub to an interconnection with Sonat Pipeline in Washington Parish, Louisiana, would include approximately 300 miles of 42- and 36-inch diameter pipe.
The pipeline would interconnect with at least five to six major interstate pipelines along this route and could include up to as many as 12 pipeline interconnections, depending on shipper interest. Enbridge also is exploring the possibility of extending the pipeline to Florida Gas Transmission’s Station 10 near Wiggins, Mississippi. The proposed project is expected to be completed in late 2011 or early 2012.
“We anticipate this pipeline could move at least 1 billion cubic feet/day (bcf/d) of natural gas from the Carthage area and the Enbridge Carthage Hub and the Haynesville Shale producing basin to various interconnections with market-area pipelines located across Louisiana. This pipeline would also provide outlets for the Fort Worth and East Texas producing basins,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The Haynesville Shale is one of the most active gas plays in the United States. Our proposed LaCrosse Pipeline provides a creative and flexible solution to relieve market constraints affecting producers in the booming region.”
The non-binding Open Season will run through May 15, 2009. Information received during the non-binding Open Season will be used to finalize design and final capacity for the proposed project.
Potential shippers desiring further information should contact:

Steve Marsh	Mark DeRusse
(713) 821-2084	(713) 821-6195
steve.marsh@enbridge.com	mark.derusse@enbridge.com

About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. — U.S.
Media
Terri Larson
(713) 353-6317
Email: usmedia@enbridge.com
or
Enbridge Inc. — Canada
Media
Jennifer Varey
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Investment Community
Vern Yu
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

April 2, 2009
CCS PROPOSALS OFFER SIGNIFICANT EMISSION REDUCTIONS
EDMONTON — EPCOR Utilities Inc. and Enbridge Inc. are jointly submitting two projects that each have the potential to meet nearly one-quarter of the provincial government’s carbon dioxide (CO2) reduction target. Full project proposals are being submitted for funding from the Alberta Government’s $2 billion carbon capture and storage (CCS) program under the climate change action plan.
“The CCS Fund has kick-started industry to work together to find technological solutions to provide a cleaner energy future,” said EPCOR Executive Vice-President Brian Vaasjo. “We have been working with our partners and we believe our proposals can deliver on the goals the province has established.”
“In 2008, the Alberta government committed to reducing CO2 emissions by 200 megatonnes by 2050,” said Enbridge Senior Vice President, New Ventures, Jim Schultz. “Through projects like ours, we can thoroughly test our technology, share our knowledge with the industry, and help the Alberta government meet its target.”
The two projects are designed to provide cleaner electricity from both existing and new electricity plants, with captured CO2 piped offsite and used for enhanced oil recovery (EOR) or stored underground in saline aquifers.
The proposals include North America’s first project combining an Integrated Gasification Combined Cycle (IGCC) commercial-scale near-zero-emission thermal power plant with carbon capture, compression and storage (CCS). The Genesee IGCC CCS project has the potential to capture more than 3,300 tonnes per day or 1.2 million tonnes of carbon dioxide emissions a year.
The other proposal is for a post-combustion facility designed to capture CO2 emissions on conventional power plants. The Genesee Amine CCS project would use an amine scrubbing process to remove CO2 emissions from the flue gas of the facility. This project would be designed to capture 3,000 tonnes of CO2 per day, or nearly one million tonnes a year.
Enbridge and the Alberta Saline Aquifer Project (ASAP) would be responsible for transporting captured CO2 from the Genesee site for use in enhanced oil recovery or permanent storage in deep saline aquifers.
The province will review the proposals and is expected to release their funding decisions in the next three months.

FOR FURTHER INFORMATION PLEASE CONTACT:

EPCOR	ENBRIDGE
Steve Buick	MaryAnn Kenney
(780) 412-8877/(780) 913-7122	(403) 508-6563/1-888-992-0997
Email: sbuick@epcor.ca	Email: maryann.kenney@enbridge.com

About EPCOR Utilities
EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. EPCOR, headquartered in Edmonton, Alberta, has been named one of Canada’s Top 100 Employers for nine consecutive years and was selected as one of Canada’s 10 Most Earth-Friendly Employers. EPCOR’s web-site is www.epcor.ca.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
About ASAP
ASAP is an industry initiative being led by Enbridge Inc. to identify deep saline aquifers in Alberta that could be used in a carbon sequestration pilot project. A true collaborative effort, 38 organizations have been participating in the first phase of the project. For more information about ASAP, please visit www.albertaasap.com.
Forward-looking Information
Certain information in this news release is forward looking and related to anticipated financial performance, events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which could cause EPCOR’s, Enbridge’s or ASAP’s actual results and experience to be materially different than the anticipated results. Such risks and uncertainties include, but are not limited to, operating performance, commodity prices and volumes, load settlement, regulatory and government decisions including changes to environmental and tax legislation, weather and economic conditions, competitive pressures, construction risks, availability and cost of financing, foreign exchange risks, availability of labour and management resources and the performance of partners, contractors and suppliers.
Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, EPCOR, Enbridge and ASAP disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

NEWS RELEASE
Enbridge Ontario Wind Power Turns on Green Energy in Kincardine
Minister Smitherman Helps Celebrate Milestone in Renewable Generation for Ontario
Kincardine, Ontario, April 3, 2009 — Today, Enbridge Inc. officially opened the 115-turbine Enbridge Ontario Wind Power project in the Kincardine area, which is capable of producing up to 190 megawatts (MW) of renewable electricity. A ceremony held in Kincardine to mark this milestone was attended by The Honourable George Smitherman, Ontario’s Deputy Premier and Minister of Energy and Infrastructure, Carol Mitchell, MPP for Huron-Bruce, Kincardine Mayor Larry Kraemer and other dignitaries.
“The Kincardine community and the province of Ontario are leading the way in their support of wind and emerging clean energy technologies and Enbridge is pleased to contribute to advancing our shared goals through our own green and renewable investment program,” said Jim Schultz, Senior Vice President, New Ventures, Enbridge Inc. “Wind power projects like our wind farm in Kincardine further position Enbridge to become a significant player in developing one of the fastest growing sectors of electricity generation in North America.”
Enbridge began construction in July of 2007 and the wind farm began supplying green energy to the province’s electricity grid in August 2008. The final turbine came online in mid-February 2009. When operating at peak capacity, the 115 turbines can provide enough electricity to power between 50,000 and 60,000 homes.
Minister Smitherman helped mark the occasion held at the electrical substation by switching on one of the 115 Vestas V82 turbines that are located on the 20,000-hectare project site. Each turbine is 80 metres high and includes a three-blade rotor 82 metres in diameter.
“I’m delighted to join Enbridge and the community of Kincardine to celebrate this significant milestone,” said Minister Smitherman. “Today at more than 950 megawatts online, Ontario leads the rest of Canada in wind power capacity. With the added impetus of the province’s proposed Green Energy Act, the McGuinty government will continue to transform Ontario’s electricity generation system into one of the cleanest, greenest energy supply mixes in the world.”
“Bringing on new, clean sources of renewable supply provides valuable spinoff benefits to our community while helping to clean up our air,” said Carol Mitchell, MPP for Huron-Bruce. “We’re proud of our role as an energy powerhouse. Keeping the lights on keeps Ontario competitive and benefits families and businesses across the province.”
“Kincardine is already the leader in providing Ontario with clean electricity,” said Kincardine Mayor Larry Kraemer. “Our community slogan is ‘great energy, balanced life.’ We are proud of our role in producing clean, sustainable energy for all Ontarians and in helping to build the province’s swiftly emerging green economy.”
“Today the Province of Ontario moved towards a cleaner energy economy,” said Janet Holder, President of Enbridge Gas Distribution. “With the official opening of the Enbridge Ontario Wind Power facility, the second largest wind farm in Canada, Ontario is well on its way to meeting its targets for renewable energy. We thank all levels of government, our business partners, the landowners who host the turbines and the people in this community for helping make green energy a priority.”

Enbridge and clean energy
Enbridge companies are leaders in the development of clean energy technologies:
–	Including the Enbridge Ontario Wind Power facility, Enbridge has interests in four wind farms with a combined capacity of more than 260 megawatts, or enough electricity to meet the energy requirements for about 90,000 homes. The Company also has interests in four waste heat recovery facilities in Saskatchewan that are capable of generating approximately 20 megawatts of greenhouse-gas free electricity.

–	Enbridge, EPCOR Utilities Inc. and the Enbridge-led Alberta Saline Aquifer Project (ASAP) are developing two carbon capture and sequestration (CCS) projects that each have the potential to meet nearly one-quarter of the Alberta government’s carbon dioxide (CO2) reduction target. The two projects are designed to provide cleaner electricity from both existing and new electricity plants, with captured CO2 piped offsite and used for enhanced oil recovery (EOR) or stored underground in saline aquifers.

–	Enbridge Gas Distribution’s Toronto headquarters is the site of the world’s first hybrid fuel cell power plant which harvests pipeline energy that would otherwise be wasted and combines it with fuel cell technology to generate 2.2 megawatts of ultra-clean electricity — enough to serve up to 1,700 Ontario homes.

–	Between 1995 and 2007, Enbridge Gas Distribution’s energy efficiency programs allowed customers to avoid the use of natural gas by 3.6 billion cubic metres and avoided 6.9 million tonnes of carbon dioxide emissions. The savings provide enough natural gas to serve more than 1.1 million homes for one year or are equivalent to removing 1.5 million cars from the road for a year.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Media Contact:
Debbie Boukydis
(416) 495-5682
Email: debbie.boukydis@enbridge.com

NEWS RELEASE
Open Season Initiated for Proposed Enbridge Inc. LaCrosse Pipeline
HOUSTON and CALGARY, Alberta (April 13, 2009) — The non-binding Open Season for the proposed Enbridge Inc. (TSX/NYSE:ENB) LaCrosse Pipeline, an interstate pipeline to transport natural gas from Carthage, Texas, to Washington Parish in Southeastern Louisiana, was launched today.
Open Season information for the proposed pipeline, to be constructed and operated by an Enbridge U.S. affiliate, is available at http://lacrosse.enbridgeUS.com. The non-binding Open Season will run through May 15, 2009. Information received during the non-binding Open Season will be used to finalize design and final capacity for the proposed project.
Potential shippers desiring further information should contact:

Darlene Clark	Mark DeRusse	Steve Marsh
(713) 821-3357	(713) 821-6195	(713) 821-2084
darlene.clark@enbridge.com	mark.derusse@enbridge.com	steve.marsh@enbridge.com
The proposed pipeline would interconnect with at least five to six major interstate pipelines along this route and could include up to as many as 12 pipeline interconnections, depending on shipper interest. Enbridge also is exploring the possibility of extending the pipeline to Florida Gas Transmission’s Station 10 near Wiggins, Mississippi. The proposed project is expected to be completed in late 2011 or early 2012.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com. Enbridge Energy Company, Inc. is an indirect wholly owned U.S. subsidiary of Enbridge Inc.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. — U.S.
Media
Terri Larson
(713) 353-6317
Email: usmedia@enbridge.com
or
Enbridge Inc. — Canada
Media
Jennifer Varey
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Investment Community
Vern Yu
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Inc. to Webcast 2009 First Quarter Financial Results
CALGARY, Alberta, April 15, 2009 — Enbridge Inc. will host a webcast conference call to discuss its 2009 first quarter financial results as follows:

Event:	Enbridge Inc. 2009 First Quarter Financial Results Conference Call

Date:	Wednesday, May 6, 2009

Time:	9:00 a.m. Mountain Daylight Time / 11:00 a.m. Eastern Daylight Time
Within North America, the toll-free call in number is 1-800-798-2801. Interested parties outside North America can call in to +617-614-6205. The access code is 82165737. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The audio replay will be available at toll-free 1-888-286-8010 or +617-801-6888 for 7 days following the call. The access code for the replay is 37457619.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media	Enbridge Inc. — Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Website
www.enbridge.com/investor

NEWS RELEASE
Enbridge Inc. to Webcast 2009 Annual Meeting of Shareholders
CALGARY, Alberta, April 15, 2009 — Enbridge Inc. will provide an audio webcast of its 2009 Annual Meeting of Shareholders as follows:

Event:	Enbridge Inc. 2009 Annual Meeting of Shareholders

Date:	Wednesday, May 6, 2009

Time:	11:30 a.m. Mountain Daylight Time / 1:30 p.m. Eastern Daylight Time

Location:	Le Royal Meridien King Edward Hotel
37 King Street East, Toronto, Ontario M5C 1E9
To listen to the live webcast, interested parties are invited to visit www.enbridge.com/investor and follow the Annual Meeting webcast link under Investor News. A webcast replay will be available approximately two hours following the event and a transcript will be posted to the website within approximately 24 hours.
To listen to the live broadcast via telephone within North America, the toll-free call-in number is 1-866-700-6979. Interested parties outside North America may call +617-213-8836. The participant passcode is 73924101. An audio replay will be available at 1-888-286-8010 and outside North America at +617-801-6888 for 7 days following the call. The access code for the replay is 75159526.
During the meeting, the Company will review the financial results achieved in 2008 and the first quarter of 2009, and outline its strategic objectives. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media	Enbridge Inc. — Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Website
www.enbridge.com/investor

NEWS RELEASE
Enbridge Inc. Announces Change to Webcast Start Time for 2009 First Quarter Financial Results
CALGARY, Alberta, April 29, 2009 — Further to Enbridge Inc.’s announcement of April 15, 2009, that it will host a webcast conference call to discuss its 2009 first quarter results on May 6, the Company announces a change to the start time. The call will now begin at 9:00 a.m. EDT (7:00 a.m. MDT), not 11:00 a.m. EDT (9:00 a.m. MDT) as previously announced.

Event:	Enbridge Inc. 2009 First Quarter Financial Results Conference Call

Date:	Wednesday, May 6, 2009

Revised Time:	9:00 a.m. Eastern Daylight Time / 7:00 a.m. Mountain Daylight Time
Within North America, the toll-free call in number is 1-800-798-2801. Interested parties outside North America can call in to +617-614-6205. The access code is 82165737. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The audio replay will be available at toll-free 1-888-286-8010 or +617-801-6888 for 7 days following the call. The access code for the replay is 37457619.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York

State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media	Enbridge Inc. — Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Website
www.enbridge.com/investor